As filed with the Securities and Exchange Commission on February 10, 2017
Registration No. 333-191706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________
POST-EFFECTIVE AMENDMENT NO. 12
TO
FORM S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF CERTAIN REAL ESTATE COMPANIES
___________________________________________
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
(Exact Name of Registrant as Specified in Its Governing Instruments)
___________________________________________
4890 West Kennedy Blvd.
Suite 650
Tampa, Florida 33609
(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)
John E. Carter
Carter Validus Mission Critical REIT II, Inc.
4890 West Kennedy Blvd.
Suite 650
Tampa, Florida 33609
(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)
___________________________________________
Copies to:
Lisa Drummond
Carter Validus Mission Critical REIT II, Inc.
4890 West Kennedy Blvd.
Suite 650
Tampa, Florida 33609
Tel: (813) 287-0101
Fax: (813) 287-0397
Heath D. Linsky, Esq.
Lauren Burnham Prevost, Esq.
Owen J. Pinkerton, Esq.
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
(404) 233-7000
___________________________________________
Approximate date of commencement of proposed sale to the public: As soon as practicable following effectiveness of this Registration Statement.
If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check following box: ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-191706
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐
Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of a “large accelerated filer,” “accelerated filer” and “smaller reporting company” in12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE
This Post-Effective Amendment No. 12 to the Registration Statement on Form S-11 (Registration No. 333-191706) is filed pursuant to Rule 462(d) under the Securities Act of 1933 solely to incorporate by reference certain exhibits not previously filed with respect to such Registration Statement. No changes have been made to Part I or Part II of the Registration Statement other than Item 36(b) of Part II as set forth below.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 36. Financial Statements and Exhibits.
(b) Exhibits
The following exhibits are filed as part of this Registration Statement:

Ex.	Description
1.6
Fifth Amendment to Amended and Restated Dealer Manager Agreement, by and among Carter Validus Mission Critical REIT II, Inc., Carter Validus Advisors II, LLC and SC Distributors, LLC, dated February 9, 2017 (filed as Exhibit 1.1 to the Registrant's Current Report on Form 8-K (File No. 000-55435)
 filed on February 10, 2017, and incorporated herein by reference).

10.98
Second Amendment to Amended and Restated Agreement of Limited Partnership of Carter Validus Operating Partnership II, LP, dated February 9, 2017 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 000-55435) filed on February 10, 2017, and incorporated herein by reference).

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 12 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on the 10th day of February, 2017.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

By:	/s/ JOHN E. CARTER
John E. Carter
Chief Executive Officer and Chairman of the Board of Directors

	Signature	Title	Date

	/s/ JOHN E. CARTER	Chief Executive Officer and	February 10, 2017
	John E. Carter	Chairman of the Board of Directors
(Principal Executive Officer)

	/s/ *	Director	February 10, 2017
Robert M. Winslow

	/s/ *	Independent Director	February 10, 2017
Jonathan Kuchin

	/s/ *	Independent Director	February 10, 2017
Randall Greene

	/s/ *	Independent Director	February 10, 2017
Ronald Rayevich

	/s/ TODD M. SAKOW	Chief Financial Officer and Treasurer	February 10, 2017
	Todd M. Sakow	(Principal Accounting Officer and
Principal Financial Officer)

*By:	/s/ JOHN E. CARTER		February 10, 2017
John E. Carter
Attorney-in-fact